SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                SCHEDULE 14D-1
                                AMENDMENT NO. 1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D
                               AMENDMENT NO. 17
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              CIRCON CORPORATION
                          (NAME OF SUBJECT COMPANY)


                            USS ACQUISITION CORP.
                      UNITED STATES SURGICAL CORPORATION
                                 (BIDDERS)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                  172736 10 0
                    (CUSIP NUMBER OF CLASS OF SECURITIES)


                               THOMAS R. BREMER
                             USS ACQUISITION CORP.
                    C/O UNITED STATES SURGICAL CORPORATION
                               150 GLOVER AVENUE
                          NORWALK, CONNECTICUT  06856
                          TELEPHONE:  (203) 845-1000
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)


                                with a copy to:

                             PAUL T. SCHNELL, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK  10022
                          TELEPHONE:  (212) 735-3000




          United States Surgical Corporation, a Delaware corporation ("Parent"), and USS Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Parent, hereby amend and supplement their Statement on Schedule 14D-1 ("Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on August 5, 1997 with respect to the Common Stock, par value $0.01 per share, of Circon Corporation, a Delaware corporation ("Circon" or the "Company"). This Amendment No. 1 to the Schedule 14D-1 also constitutes Amendment No. 17 to the Statement on Schedule 13D of the Purchaser and Parent filed on August 2, 1996, as amended. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

          Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in Schedule 14D-1 or in the Offer to Purchase referred to therein.

     ITEM 10. ADDITIONAL INFORMATION.

          Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following:

          On August 11, 1997, Parent filed a Definitive Proxy Statement on Schedule 14A (the "Proxy Statement") with the Commission, in connection with the solicitation of proxies by Parent and Purchaser to be used at the Company's 1997 Annual Meeting of Shareholders, or other meeting of shareholders in lieu thereof. The Proxy Statement, along with a letter to Circon shareholders, was mailed on August 11, 1997 to holders of record of Circon Common Stock. The Proxy Statement and the letter to shareholders, which are incorporated herein by reference, constitute Exhibits (a)(15) and (a)(16) hereto, respectively.

     ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 11 of the Schedule 14D-1 is hereby amended and supplemented by the following:

          (a)(15)   Proxy Statement of Parent.

          (a)(16)   Letter from Parent to Circon shareholders dated
                    August 11, 1997.





                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  August 12, 1997

                                     USS ACQUISITION CORP.

                                     By: /s/ THOMAS R. BREMER
                                        -------------------------------
                                         Name:   Thomas R. Bremer
                                         Title:  President


                                     UNITED STATES SURGICAL
                                     CORPORATION

                                     By: /s/ THOMAS R. BREMER
                                        -------------------------------
                                         Name:  Thomas R. Bremer
                                         Title: Senior Vice President
                                                 and General Counsel





                                 EXHIBIT INDEX

     EXHIBIT        EXHIBIT NAME
     -------        ------------
     (a)(15)        Proxy Statement of U.S. Surgical (incorporated by
                    reference to the Definitive Proxy Statement on
                    Schedule 14A with respect to Circon filed by United
                    States Surgical Corporation with the Commission on
                    August 11, 1997).

     (a)(16) Letter from United States Surgical Corporation to Circon shareholders dated August 11, 1997
                    (incorporated by reference to the Definitive
                    Additional Materials on Schedule 14A with respect to Circon filed by United States Surgical Corporation with the Commission on August 11, 1997).